EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2018 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated June 28, 2018 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTCQX under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the three months ended April 30, 2018 and to the date of this MD&A:

Completed Sale of the Robertson Property to Barrick

On June 8, 2017, Coral announced that it has closed a purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (approximately Cdn $21.84 million based on foreign exchange rates) in cash (the “Cash Consideration”);
2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company (the “Share Reduction”); and
3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 2

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Based on the Company's current number of basic common shares outstanding, adjusted for the Share Reduction, the Cash Consideration alone, excluding the value of the NSR, on a per share basis is equal to approximately Cdn $0.48, as compared to the closing price of Coral's common shares on June 20, 2016, and June 2, 2017, on the TSX Venture Exchange of Cdn $0.195 and Cdn $0.31 respectively.

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR. These dates have all been extended by one year from the dates in Coral’s earlier announcement.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

As a result of the transaction, the Company recorded a gain of $5,871,719, net of transaction costs.

The Company is currently working with its US taxation experts on how to utilize existing loss carryforwards to evaluate any tax consequences of the transaction.

Robertson Work Completed by Barrick in the quarter ended April 30, 2018

Based on a report received from Barrick, Coral reported that Barrick had completed the following field and review work:

•	The Robertson mine plan, pre-feasibility study engineering & permitting Stage 2 budget is under Barrick’s review;
•	The Phase 1 drilling program to verify historical data was completed mid-December 2017 and the samples were sent for analysis and metallurgical testing;
•	The assay results from 2017 drilling have some metallurgical chemical analysis and geochemical results pending, but most have been completed and are being added to data base;
•	Monitoring static water levels in multiple drill holes on Robertson Property;
•	Metallurgical lab completing work on 31 composite samples from 2017 drilling;
•	Scanning Electron Microscope work completed on samples;
•	Scanning Electron Microscope work completed on samples.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 3

In summary, the Q1 2018 work focused on all the data from the 2017 drilling. This is part of the Phase 1 program that was designed to validate the acquisition resource and metallurgical database in the 39A/Goldpan area. The analytical results from 2017 are now 90% complete. The resource model update is pending. Results of the analysis will give direction for the Q2 2018 – Q2 2019 project work plan for further drilling and engineering studies.

Coral is in the planning stage of an exploration and permitting program on the Norma-Sass, JDN, and Eagle properties, and anticipates commencing the exploration program in August 2018. These properties are ideally located in the immediate vicinity of the Robertson Property, and we now have the funds for proper and thorough exploration. The Exploration of these properties will be conducted under the direction of Mr. Alan Morris, C.P.G.

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Normal Course Issuer Bid

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,844,000 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the Bid is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased and cancelled 1,985,500, common shares pursuant to the normal course issuer bid. As at April 30, 2018, the Company held 342,500 treasury shares.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 4

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 5

Results of Operations

Summary of Quarterly Results

	2018	2018	2017	2017	2017	2017	2016	2016
Period ended	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	787,327	(2,793,228)	535,847	4,323,853	(51,132)	(605,720)	(94,771)	(223,641)
Income/ Loss per Share	0.02	(0.06)	0.01	0.09	(0.00)	(0.01)	(0.00)	(0.00)
Total Assets	22,572,292	21,937,782	23,150,247	22,607,279	19,674,009	19,641,035	19,882,670	20,058,446

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when no new funds are raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ended April 30, 2018, the Company benefited from a foreign exchange gain as a result of cash balances held in US dollars. A gain of $863,929 was recorded, which was the primary contributor to the gain.

During the quarter ended January 31, 2018, the Company was subject to a foreign exchange loss of largely as a result of cash balances held in US dollars, which has to be revalued at the end of each reporting period. As the US dollar strengthened in relation to the Canadian dollar during the period, a loss of $770,276 was recorded, which was the primary contributor to the loss.

During the quarter ended July 31, 2017, the Company completed the sale of the Robertson Property to Barrick Gold. The Company recognized a gain of $5,871,719 from the transaction. The Company also issued 1,775,000 stock options to directors, officers, employees, and consultants, resulting in an expense of $565,250. During the subsequent quarter, the increasing strength of the US Dollar caused the Company to recognize a $1,141,738 foreign exchange gain. The Company also recognized finance income of $45,052 on its royalty receivable and a loss on the sale of its mineral property of $496,268 for the quarter.

During the quarter ended April 30, 2017, the Company sold 157,000 shares of its investment in Levon Resources Ltd. for proceeds of $77,790 and 3,000 shares of its investment in VBI Vaccines, Inc. for proceeds of $23,061. The Company recognized a gain of $72,936 from the sale of these shares.

During the quarters ending January 31, 2018 and 2017, the Company recognized a deferred income tax recovery of $1,001,000 and expense of $423,000, respectively. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 6

Three months ended April 30, 2018, compared with the three months ended April 30, 2017

	2018	2017	Note

Operating and Administrative Expenses
Consulting fees	$15,000	$7,500	1
Depreciation	54	533
Directors’ fees	11,250	4,500	2
Finance costs	-	4,142
Investor relations	1,516	7,005
Professional fees	17,589	47,853
Listing and filing fees	9,336	3,304	3
Management fees	18,000	7,500	4
Office and miscellaneous	8,605	10,025
Salaries and benefits	30,033	23,983
Travel	9,522	1,207	5
	120,905	117,552
Loss before other items and tax	(120,905)	(117,552)
Other Income
Interest and other income	-	10
Finance income	44,303	-
Foreign exchange gain (loss)	863,929	(19,789)	6
Gain on sale of investment	-	86,199
Net Income (Loss) for the Period	787,327	(51,132)	7
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized loss marketable securities	(21,242)	(40,456)
Comprehensive Income (Loss) For the Period	$766,085	$(91,588)
Gain (Loss) per Share - Basic and Diluted	$0.02	$(0.00)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 7

1.	Consulting fees for the three months ended April 30, 2018, were $15,000 compared to $7,500 in the comparative quarter, an increase of $7,500. The increase in consulting fees is due to the new compensation arrangement the Company made with the consultant for financial services.

2.	Directors fees the three months ended April 30, 2018, were $11,250 compared to $4,500 for the three months ended April 30, 2017. The increase of $6,750 is due to revisions to the Director’s compensation schedule.

3.	Listing and filing fees for the three months ended April 30, 2018 were $9,336 compared to $3,304 in the comparative quarter, an increase of $6,032. The increase for the current quarter relates to the professional expenses incurred in negotiations regarding the sale of the Robertson Property.

4.	Management fees for the three months ended April 30, 2018 were $18,000 compared to $7,500 during the quarter ended April 30, 2017. The increase of $10,500 in the current period is due to the increased office activities necessary for the closing of the sale of the Robertson Property.

5.	Salary and benefits for the three months ended April 30, 2018 were $30,033 compared to $23,983 in the comparative quarter. The increase of $6,050 in the current quarter is a result of increased office activities necessary for the closing of the sale of the Robertson Property.

6.	Foreign exchange gain for the three months ended April 30, 2018 were $863,929 compared to a loss of $19,789 during the quarter ended April 30, 2017. The increase of $883,718 in the current quarter relates to strengthening of US dollar as the Company held cash balances in US dollar.

7.	As a result of the foregoing, net gain for the quarter ended April 30, 2018 was $787,327 compared to a net loss of $51,132 for the quarter ended April 30, 2017, a decrease in loss of $838,459. The change in loss had no significant effect on the gain or loss per share, which was $0.02 for the quarter ended April 30, 2018 and $0.00 for the quarter ended April 30, 2017

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 8

Liquidity and Capital Resources

Currently, the Company has no operating income. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the three months ended April 30, 2018, the Company received proceeds of $935 through the sale of marketable securities. These funds will be used to maintain administrative operations.

The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves, and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	April 30, 2018	April 30, 2017

Operating activities	$179,114	$(94,142)
Investing activities	(204,800)	(7,898)
Financing activities	(149,532)	-
Effect of exchange rate fluctuations on cash and cash equivalents	712,985	(179)
Net change in cash	537,767	(102,219)
Cash and cash equivalents, beginning of period	18,015,848	599,964
Cash and cash equivalents, end of period	$18,553,615	$497,745

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The decrease in cash used in operating activities during the three months ended April 30, 2018 compared to the three months ended April 30, 2017 is primarily due decrease in receivables and increase in payable accounts.

During the three month ended April 30, 2018, the Company recorded an increase in Royalty receivable relating to the sale of Robertson Property. A total of $200,981 is considered a non-cash item related to investing activity.

During the three months ended April 30, 2018, the Company issued 30,000 common shares upon the exercise of 30,000 stock options for a gross proceed of $8,350. The Company also purchased 383,000 of its shares under the Normal Course Issuer Bid for $153,226 during the three months ended April 30, 2018.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 9

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a) Key management personnel

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three months ended April 30, 2018, and 2017, was as follows:

	2018	2017

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$29,250	$15,325
Other members of key management	8,893	8,565

Share-based payments
Members of the Board of Directors	-	-
Other members of key management	-	-
	$38,143	$23,890

b) In the normal course of operations the Company transacts with companies with directors or officers in common. At April 30, 2018, and January 31, 2018, the following amounts are payable to related parties:

	April 30, 2018	January 31, 2018
Directors	$40,500	$29,250
Oniva International Services Corp.	13,903	10,615
Sampson Engineering Inc.	-	-
Intermark Capital Corp.	-	-
	$54,403	$39,865

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

c) Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”). The transactions with Oniva during the three months ended April 30, 2018 and 2017, are summarized below:

	2018	2017
Salaries and benefits	$30,031	$23,856
Office and miscellaneous	9,733	16,239

	$39,763	$40,095

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 10

Salaries and benefits above include $8,893 (2017 - $8,565) for key management personnel compensation that has been included in (a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

Critical Accounting Estimates

Significant areas requiring the use of management estimates include the recoverability of amounts receivable, the recoverable value of exploration and evaluation assets, the estimation of the useful lives of property and equipment, the recoverability and measurement of deferred income tax assets and liabilities, the provisions for estimated site restoration obligations, and the inputs used in accounting for share-based payments expense. While management believes that these estimates are reasonable, actual results could differ from those estimates, and could have a material impact to the results of operations and cash flows of the Company.

New Accounting Standards Adopted by the Company

Adoption of IFRS 9 Financial Instruments (“IFRS 9”)

On January 1, 2018, the Company adopted the requirements of IFRS 9. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected-loss” impairment model. The Company adopted a retrospective approach, other than for hedge accounting, which is applied prospectively.

IFRS 9 did not impact the Company’s classification and measurement of financial assets and liabilities, and there was no significant impact on the carrying amounts of the Company’s financial instruments at the transition date. The Company had the option to designate its current equity securities as financial assets at fair value through other comprehensive income or loss. The Company chose not to make this election, and changes in the fair value of its current equity securities will continue to be recognized in profit or loss in accordance with the Company’s current policy.

The introduction of the new ‘expected credit loss’ impairment model had negligible impact on the Company, given the Company sells its concentrate to large international organizations with no historical level of customer default, and the corresponding receivables from these sales are short-term in nature.

The Company currently has no hedging arrangements, and will apply the new accounting requirements under IFRS 9 as required.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 11

Changes in accounting standards not yet effective:

The following accounting standard was issued but not yet effective as of April 30, 2018:

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a) Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 12

	April 30, 2018	January 31, 2018

Cash and cash equivalents held at major financial institutions
Canada – cash and cash equivalents	$1,641,377	$1,874,545
US – cash and cash equivalents	4,076,238	3,848,303

	5,717,615	5,722,848
Term deposits – US	12,836,000	12,293,000
Royalty receivable	3,741,734	3,540,753
Reclamation deposits held at major financial institutions	-	-

Total cash and cash equivalents, term deposits royalty receivable and reclamation deposits	22,295,349	21,556,601

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 13

b) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At April 30, 2018, the Company had working capital of $15,730,844 (January 31, 2018 – working capital of $15,296,877). The Company has cash at April 30, 2018 in the amount of $4,292,737 (January 31, 2018 - $4,147,174) for short-term business requirements. Of this amount, $1,392,817 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At April 30, 2018, the Company had current liabilities of $2,857,125 (January 31, 2018 - $2,839,168). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

Due to the recent transaction with Barrick Gold, the Company is in a strong position to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2018, and explore new opportunities.

c) Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at April 30, 2018, and January 31, 2018.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 14

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	April 30, 2018		January 31, 2018

Cash and cash equivalents	US$	3,175,630	US$	3,130,483
Term deposits		10,000,000		10,000,000
Other amounts receivable		-		-
Royalty receivable		2,915,031		2,880,300
Reclamation bonds		-		-
Accounts payable		-		-

Net exposure	US$	16,090,661	US$	16,010,783

Canadian dollar equivalent		$20,653,972		$19,682,055

Based on the net Canadian dollar denominated asset and liability exposures as at April 30, 2018, a 10% (January 31, 2018 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net income and comprehensive income by approximately $2,065,397 (January 31, 2018 - $1,968,206).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

d) Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 15

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at April 30, 2018:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$5,717,615	-	-
Term deposits	$12,836,000	-	-
Investments	$41,716	-	-
	18,595,331

Outstanding Share Data

The Company had the following issued and outstanding share capital as at April 30, 2018, and June 28, 2018:

Common shares: 47,568,337 as of April 30, 2018, and 47,438,337 as of June 28, 2018.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (April 30, 2018)	Number of Shares Remaining Subject to Options (June 28, 2018)
March 14, 2019	$0.240	1,130,000	1,060,000
October 6, 2020	$0.125	100,000	25,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,710,000	100,000
July 10, 2019	$0.355	25,000	1,710,000
TOTAL:		3,365,000	3,295,000

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (April 30, 2018)	Number of Underlying Shares (June 28, 2018)
July 17, 2018	$0.15	3,484,500	3,364,500
TOTAL:		3,484,500	3,364,500

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at April 30, 2018, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED APRIL 30, 2018 Page 16

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at April 30, 2018, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the three months ended April 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of June 28, 2018. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.